March 12, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sagent Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 7, 2014 Form 10-Q for the Quarterly Period Ended September 30, 2014 File No. 001-35144

Dear Mr. Rosenberg:

On behalf of Sagent Pharmaceuticals, Inc. (the “Company”), this letter responds to the supplemental comments from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) communicated orally to Jonathon M. Singer, Executive Vice President and Chief Financial Officer of the Company on March 10, 2015, with respect to the Staff’s letter, dated December 18, 2014, regarding the above-referenced filings. For the convenience of the Staff’s review, we have set forth below the supplemental comments provided on March 10, 2015, along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Summary of Significant Accounting Policies

Product Development Agreements, page 55

1.	We read your response and have the following additional comments:

•	Your proposed disclosure states that you expense product development costs as incurred but your response appears to indicate you expense the amounts as payments are made. Please clarify. In this regard, tell us if you accrue for costs incurred by the contract research organization at the end of each period or only when the payments are made upon completion of each phase. If payments are only due upon successful completion of each phase, provide us with a copy of the portions of the contracts that would indicate that no payment is due for any services rendered if the product does not successfully reach each phase.

Response:

Our accounting reflects the contractual relationships with the counterparties that perform our development services. Upon ANDA approval, the product rights are owned by either us or the contract counterparty, depending on the terms of the particular agreement. An example of a typical contract where we own the product rights upon ANDA approval is our Development, Manufacturing and Supply Agreement with Zydus Cadila Healthcare, which is included for your consideration as Exhibit I to this response. This contract requires four contractual payments – at signing, at completion of stability batch testing, at FDA submission / acceptance of the ANDA and at FDA approval. Our practice is to recognize expense for contractual payments due to a counterparty for development efforts as the related services are performed or the obligation is determined to be probable.

The first contractual payment, made at signing, is a nonrefundable advance payment for formulation development services. We defer the related costs on our balance sheet, as required by ASC 730-20-25-13, as (i) the payment is nonrefundable, (ii) the counterparty has an obligation to perform formulation development services, (iii) the payment is for consideration of the services to be rendered, and (iv) we control the performance of the formulation development services. At December 31, 2013 and 2014, all nonrefundable advance payment amounts capitalized for formulation development services relate to instances where we will own the product rights upon approval and control the performance of the formulation development services. Our experience has demonstrated that this contractual payment enables us to be in the counterparty’s development queue, but does not guarantee the timing of the performance of formulation development services. We communicate with the counterparty throughout the performance of their formulation development services, which are successfully completed within a calendar quarter, and we recognize expense over the same period, as required by ASC 730-20-35-1.

Our obligation for the second (stability testing) and third (FDA submission) contractual payments is predicated upon the counterparty’s achievement of successful outcomes rather than the development activity undertaken throughout the period. Stability testing and FDA submission are critical and uncertain events that need to occur in order for a product to progress to commercialization. Our experience has demonstrated that successful achievement of the second and third contractual payments is not probable until testing performed by the counterparty demonstrates that stability is verified or an ANDA filing has been accepted by the FDA. As such, we believe that the contingent liability model in ASC 450-20 applies to accounting for these payments that are contingent upon the achievement of either completion of stability testing or the submission of an ANDA to the FDA.

For each of these payments, we recognize the expense after determining that we have met the requirements of ASC 450-20-25, which states in part “an estimated loss from a loss contingency shall be accrued by a charge to income if …information available before the financial statements are issued or are available to be issued indicates that it is probable that…a liability had been incurred at the date of the financial statements.” Specifically, we accrue these payments and recognize development expense when the obligation to the counterparty is determined to be probable. Alternatively, if either successful stability testing or an FDA submission is never achieved by the counterparty, we have no obligation to compensate the counterparty for their development services in those phases, regardless of the time or cost incurred by the counterparty. Historically, we have had products where the counterparty has not successfully completed either stability testing or FDA submission and, in those instances, we have not made additional payments for failed development efforts.

Based on the fact that we do not have an obligation to the counterparty until successful completion of either stability testing or an FDA submission is probable of occurring, we do not accrue for costs incurred by the counterparty throughout the overall performance period. Rather, we recognize expense when it is probable, and therefore the payments to the counterparty will be due.

Additionally, we have disclosed in Note 22. Commitments and Contingencies of our 2013 Annual Report on Form 10-K, and will continue to disclose in our future periodic filings, the aggregate contingent contractual payments that would be payable in future periods assuming all such contingent events are achieved.

•	You state that non-refundable contractual payments for costs for future research and development activities are deferred and expensed as the services are delivered. Please revise if true to clarify that the amounts are expensed as the services are performed. Refer to ASC 730-20-25-1.

Response:

We confirm that non-refundable contractual payments are expensed as services are performed, rather than delivered, and have revised our proposed disclosure to reflect this change.

•	Tell us who owns the rights to the product prior to development. In this regard, tell us why the fourth payment to the contract research organization represents payment for a license to sell the product. Tell us why the payment is not for services performed prior to FDA approval.

Response:

Generic pharmaceuticals are developed based on intellectual property, including patents, which are available in the public domain. Prior to the approval of the ANDA by the FDA, no product rights exist to be owned by either us or our counterparty. Upon ANDA approval, the product rights are owned by either us or the contract counterparty, depending on the terms of the applicable agreement.

When pursuant to the terms of our agreement the counterparty owns the product rights following ANDA approval, the final contractual payment represents a license fee for the marketing rights to the product in a specified territory, generally the United States. This license is for a specified period of time (generally five to seven years) and is renewable at the option of both parties. At the conclusion of the license period, the counterparty may choose to terminate the relationship. In instances where the counterparty owns the underlying ANDA and terminates the relationship, we would need to identify an alternative source of supply (or successfully develop the product from our own manufacturing facility) to continue to market the product. Upon approval of the ANDA, the Company has obtained the right to sell an approved product that has probable future economic benefits. Accordingly, we capitalize the final payment upon ANDA approval of the product and amortize the asset over the contractual term of the agreement.

When pursuant to the terms of our agreement the Company owns the product rights following ANDA approval, the final contractual payment represents a contract-based intangible asset, providing us the right to require the counterparty to manufacture the product in its facility (where the FDA approval was achieved) for a period of time, generally five to eight years. At the conclusion of this time, the counterparty may choose to terminate the relationship. In instances where the counterparty terminates the agreement, we must locate and qualify an alternative manufacturing location for the related product to continue to market the product. Upon approval of the ANDA, the Company has obtained an approved product that has probable future economic benefits. Accordingly, we capitalize the final payment upon ANDA approval of the product and amortize the asset over the contractual term of the agreement.

In each case, the final payment upon approval of the ANDA for the contract-based intangible or the license fee represents a payment for an asset that has probable future economic benefits, and, therefore, is deferred and expensed over the related contractual performance period.

Accordingly, beginning with our 2014 Form 10-K, to further clarify our accounting policy, we plan to revise the disclosure in the first paragraph of the Product Development Agreements section of Note 1. Summary of Significant Accounting Policies substantially as set forth below (proposed modifications to the policy are marked for emphasis):

Product development costs are expensed as incurred. These expenses include the costs of our internal product development efforts and acquired in-process research and development, as well as product development costs incurred in connection with our third-party contract research and development efforts. Non-refundable contractual payments made under contract research and development arrangements for future research and development activities prior to regulatory approval, including payments made upon execution of a definitive contract research and development agreement, are deferred and are expensed as the related services are performed.

If we determine that it is no longer probable that the product will be pursued, any related capitalized amount is expensed in the current period. Contractual payments due to a counterparty for development efforts that are contingent upon the successful completion of certain activities are expensed when the successful completion is considered probable.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (847) 908-1605 if you have any questions with respect to the matters covered by this letter or need further information.

Sincerely,

/s/ Jonathon M. Singer
Jonathon M. Singer
Executive Vice President and Chief Financial Officer

DEVELOPMENT, MANUFACTURING AND SUPPLY AGREEMENT

This Agreement for DEVELOPMENT, MANUFACTURING AND SUPPLY AGREEMENT dated as of January 20, 2007, between SAGENT PHARMACEUTICALS, INC, a Wyoming corporation with offices at 1901 North Roselle Road, Suite 700, Schaumburg, Illinois 60194-3176, USA (SAGENT) and CADILA HEALTHCARE LIMITED an Indian corporation with offices at Zydus Tower, Satelite Cross Roads, Ahmedabad 380 0115 India (“ZYDUS”).

RECITALS:

A.	SAGENT is engaged in, among other things, the preparation, manufacture, distribution and sale of products as defined hereinunder.

B.	ZYDUS is in the business of developing and manufacturing various pharmaceutical products.

C.	SAGENT wishes to avail the services of ZYDUS for the development of certain products and to get the said products manufactured in commercial quantity once the same are developed by ZYDUS.

D.	ZYDUS is willing to undertake to provide services herein agreed for the Development, Manufacturing and Supply to SAGENT the Products upon the terms and conditions as provided herein.

NOW THEREFORE, the Parties agree as follows:

1.	DEFINITIONS

As used in this Agreement (in addition to other definitions set forth in the Agreement), the following definitions shall apply:

(a)	“Affiliate” shall mean any entity controlling, controlled by or under the common control of SAGENT or ZYDUS, as the case may be. For the purpose of this Agreement, “control” shall mean the direct or indirect ownership of at least fifty (50%) percent of the outstanding shares or other voting rights of the subject entity or possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such entity.

(b)	“ANDA” shall mean the Abbreviated New Drug Application for a Product filed with the FDA pursuant to 21 USC §355G), and any amendments thereto which may be filed from time to time.

(c)	“cGMP’s” shall mean current Good Manufacturing Practices, as established by the FDA.

(d)	“COA” shall mean the Certificate of Analysis, signed by an authorized representative of ZYDUS, which will be provided with each lot of Product shipped to SAGENT, demonstrating and certifying that such Product conforms to the requirements contained herein.

(e)	“FDA” shall mean the United States Food and Drug Administration or any successors thereto.

(f)	“Products” shall mean the pharmaceutical products developed, manufactured and sold pursuant to this Agreement as further described in Exhibit A and suitable for human use (“Product” meaning one (1) of the Products), as well as such additional pharmaceutical products as may be added to the Agreement from time to time by agreement between the Parties.

(g)	“Parties” shall mean SAGENT and ZYDUS (“Party” meaning one (1) of the Parties).

(h)	“Regulatory Approval” shall mean the procurement of any registration, permit and approval required by applicable government authorities for the manufacture, importation, marketing, sale and distribution of the Products.

(i)	“Territory” shall mean the United States of America, its possessions and territories, including without limitation the Commonwealth of Puerto Rico.

(j)	“Services” shall mean development activities and any other services and tasks relating to the Products as agreed in this Agreement, which will be performed by ZYDUS.

2.	SCOPE

2.1	ZYDUS shall develop the Products as per the specifications, requirements and the technical material agreed to be provided by SAGENT from time to time, details whereof are as per Exhibit B of this Agreement and shall supply the same in finished form to SAGENT in accordance with the terms of this Agreement.

2.2	ZYDUS shall be responsible for obtaining the mutually agreed quantities of API and all other materials to be used for the development of the product.

2.3	Upon successful completion of the laboratory phase, SAGENT will undertake the following activities before ZYDUS proceeds in the development effort for the purpose of further development for the commercial scale manufacturing and ZYDUS will provide reasonable assistance I co- operation to SAGENT:

-Formulation IP due diligence

2.4	In case if it is required SAGENT will arrange for a pivotal bio-equivalence study to be performed with CRO of good repute and ZYDUS will render all reasonable assistance and cooperate with SAGENT as well as the various Regulatory Authorities in connection with the bio equivalence studies conducted by or on behalf of SAGENT. For that purpose ZYDUS will provide SAGENT with all relevant Documentation which SAGENT may reasonably require. ZYDUS shall not be responsible for any clinical trial which may be required for ANDA.

3.	MILESTONES, DOCUMENTS AND REPORTS

3.1	MILESTONES

3.1.1 ZYDUS will provide Services in accordance with Milestones as per Exhibit C of this Agreement.

3.1.2 ZYDUS will inform SAGENT on completion of each Milestone and only upon receiving written confirmation from SAGENT, ZYDUS will continue with further developmental activities as defined in the Milestone.

3.2	DOCUMENTS

3.2.1 The original documentation on the tasks performed In accordance with this Agreement shall remain filed with CADILA.

3.2.2 During the continuance of this Agreement and for a period of One (1) year thereafter SAGENT will have right to inspect I take copies the original documentation at any time during ZYDUS working hours and at SAGENT’S cost.

3.2.3 ZYDUS will furnish necessary Documentation to SAGENT on SAGENT’S request for registration purpose.

3.3	REPORTS

3.3.1 ZYDUS shall provide updated reports to SAGENT on the request of SAGENT detailing the status of the Services carried on pursuant to this Agreement. SAGENT shall also have the right to review the progress of the Services and will have right to perform QA audits. ZYDUS shall provide its full, reasonable co operation to SAGENT in connection with such reviews, including providing SAGENT with access to works in progress, research and development concerning the Products, and appropriate personnel and other resources during ZYDUS working hours.

3.3.2 ZYDUS shall immediately notify SAGENT in writing if there is an unexpected technical or scientific problem, which makes it impossible to achieve or is likely to cause a material delay in achievement of any of the objectives of the Development of the product or any particular Milestone or if ZYDUS either becomes aware of the action of any third party which threatens to affect adversely Successful Completion of this Agreement.

4.	PAYMENT TERMS

4.1	SAGENT shall pay to ZYDUS amounts as listed in Exhibit C to this Agreement towards development cost for each product. SAGENT shall make payment of the said amounts in following manner:

a.	30% of total amount at the time of execution of this Agreement.

b.	20% on the successful completion of the three month stability batches.

c.	30% on the submission of ANDA and acceptance by the FDA

d.	20% on the approval of ANDA.

4.2	In addition to the amounts as mentioned in clause 4.1 hereinabove, SAGENT shall pay to ZYDUS the cost of API and any other material that may be used by ZYDUS for the development of the Products. The said payment shall be on the actual basis.

4.3	All payments mentioned in this Agreement shall be done within 60 days from date of demand raised by ZYDUS, as long as ZYDUS is timely in the shipment of the Product.

5.	COMMERCIAL SUPPLY OF THE PRODUCT.

(a)

Upon successful development of the Products ZYDUS will commercially manufacture the Product at agreed quality, quantity and commercial supply price. ZYDUS will estimate the supply price of the product when the product is approved by the two parties as a development product. ZYDUS shall supply the said Products commercially at tentative price that is specified in Exhibit D of this Agreement. Parties shall fix the commercial supply price after the Products are developed. However, in any case, said price shall not be lesser than the tentative price as mentioned in the Exhibit D of the Agreement. Since ZYDUS has determined that they will not reduce prices during the term of the Agreement- if the selling price erodes to a point that SAGENT can no longer compete and ZYDUS refuses to reduce the price of that particular Product- SAGENT will have no choice but to no longer sell and market that particular Product. All prices to be CIF (sea transport) New York, New York USA (Incoterms 1990).

(b)	SAGENT shall promote, market, sell and distribute the products only within the Territory. SAGENT may promote, market, detail, sell and/or distribute the Products under any trademark or trademarks as SAGENT or its Affiliates may from time to time choose; provided, however, SAGENT shall not use or adopt any trademark of or confusingly similar to any mark of ZYDUS. Such trademarks used or adopted by SAGENT shall be and remain the sole property of SAGENT.

(c)	SAGENT shall exert commercially reasonable best efforts to launch and actively market, sell and distribute the Products to its customers and potential customers, and shall work to expand the market and demand for the Products. ZYDUS shall provide timely support upon reasonable request for SAGENT’s marketing and sales efforts through technical and scientific assistance, and shall otherwise provide SAGENT with information and materials in its possession as reasonably requested by SAGENT.

(d)	SAGENT and ZYDUS shall exchange such information as they deem relevant about market conditions, sales, sales potential, customers, products and marketing activities of competitors in order to maximize sales of the Products.

6.	MANUFACTURING

(a)	ZYDUS shall manufacture the products as per specifications and requirement of SAGENT and the manufacturing plan mutually agreed from time to time and sell the same to SAGENT. SAGENT shall place orders for its requirement of the Product and will undertake to buy its entire requirement from ZYDUS.

(b)	ZYDUS represents and warrants to and covenants with SAGENT that:

(i)	All products supplied to SAGENT hereunder shall be of good, merchantable and usable quality and medically suitable for the purposes for which such Products are sold, shall conform to the applicable approved regulatory specifications (as set forth in Exhibit B) and with the respective ANDA, and shall have a shelf life no less than eighteen (18) months from the manufacturing date.

(ii)	ZYDUS possesses and shall at all times maintain the necessary licenses, permits, consents and approvals to manufacture, supplied and sell the Products, including without limitation for the distribution and sale of the Products in the Territory. All Products, and ZYDUS’ manufacture and distribution of the Products, shall conform in all respects to the applicable laws, regulations and approvals governing the manufacture in India, importation, distribution and use of the Products.

(iii)	ZYDUS shall use the Orange Book as a reference to develop the Products and warrants that the Product developed and supplied under this Agreement shall not infringe any patent which is part of the Orange Book at the start of development of each Product. However, ZYDUS does not give any warranty in respect of infringement of any patent, which may be included to the Orange Book, subsequent to the start of the development process under this Agreement.

(iv)	The manufacture of the Products shall be in accordance with cGMP’s and the respective ANDA. Without limiting the generality of the foregoing, all Products shall be manufactured and tested at a manufacturing facility approved by the FDA, and the Products and the manufacture thereof shall comply with all governmental and regulatory requirements;

(v)	ZYDUS will retain such samples of the Products as are required and specified by SAGENT to comply with the retention requirements as set forth in the cGMPs, perform stability testing as described and required to conform with the Products stability protocol, report any confirmed out-of-specification test results to SAGENT within three (3) business days, and retain all production records of the processing and manufacture of the Products in accordance with regulatory requirements, including without limitation cGMP’s;

(vi)	The Products shall be packaged and labeled by ZYDUS in conformity to the laws and regulations of the Territory, under the trademarks, packaging, labeling and trade dress as SAGENT may from time to time in its sole discretion designate in writing;

(c)

Within forty five (45) days of actual receipt of any Product, SAGENT shall perform such sampling and testing using validated test methods described in the ANDA and Specifications to determine whether the Product meets the requirements of this Agreement. Any Product not rejected within the said period of forty five (45) days period shall be deemed accepted. SAGENT shall inform ZYDUS within thirty (30) days of its rejection of any Product, including, all relevant information including without limitation, the lot number(s), the reasons for the rejection and the analysis data, and shall promptly provide ZYDUS with samples of the rejected Product. In the event that ZYDUS agrees with SAGENT as to such a rejection, ZYDUS shall either replace the defective Product or refund the purchase price against the return of the rejected material by SAGENT, as ZYDUS may elect. In the event ZYDUS and SAGENT do not agree on the refusal or rejection of the Product within a total of thirty (30) days from the date of said rejection, either party may refer the matter for final analysis to a specialized laboratory of international reputation, acceptable to both parties within five (5) days of the proposal to use such laboratory, for the purpose of determining compliance of the Products. Any determination by such laboratory shall be binding on each party, and the party found wrong shall bear the costs of such testing.

7.	FORECASTS; ORDERS

(a)	SAGENT shall purchase at least 70% of the minimum quantities of each product as mentioned in the product forecast submitted to ZYDUS by SAGENT, which is in Exhibit E of this Agreement. However, in case of SAGENT is not in position to purchase at least 70% of minimum quantities as mentioned in Exhibit E due to some major changes in the market condition and ZYDUS is satisfied with the explanation given by SAGENT this provision obliging SAGENT to purchase at least 70% of the quantity mentioned in Exhibit E will no longer be in affect and SAGENT will have no obligation to pay ZYDUS any compensation. SAGENT shall also provide a twelve (12) month rolling forecast so as to enable ZYDUS to manufacture the Products. SAGENT shall issue purchase orders in accordance with the said forecast provided by SAGENT. ZYDUS shall supply the Products within 90 days of the receipt of the purchase order from SAGENT.

(b)	If at any time during the Term, ZYDUS is or expects that it will be unable, in full or in part, to satisfy SAGENT’s requirements of the Products for any reason, ZYDUS shall promptly so notify SAGENT, detailing the extent to which it will not meet such requirements. SAGENT without limiting any other remedy available to it, may in its discretion meet the shortfall therein form any alternate source or sources. However, if ZYDUS is not able to supply the Products as agreed to by the acceptance of the forecast, any excess amount that may be paid by SAGENT to any other supplier will be the responsibility of ZYDUS.

(c)	ZYDUS shall use commercially reasonable best efforts to meet all requirements of SAGENT for Products in excess of the firm order portion of SAGENT’s forecasts but will not be responsible for any demand that is greater than 110% of the agreed upon forecast. If SAGENT has the opportunity to significantly increase business, SAGENT must first communicate with ZYDUS and ZYDUS must agree to the new volumes and will instruct SAGENT when they will be able to supply this new amount. Once both parties agree on the new forecast, ZYDUS will be responsible to supply the said quantity to SAGENT. However, if ZYDUS is not able to supply the additional quantity of the Products as agreed to by the acceptance of the forecast, any excess amount that may be paid by SAGENT to any other supplier will be the responsibility of ZYDUS.

8.	REGULATORY APPROVALS.

(a)	ZYDUS shall support, assist and work with SAGENT on regulatory issues as reasonably requested by SAGENT. SAGENT shall be responsible for obtaining and maintaining all applicable Regulatory Approvals for the manufacture and distribution of Products and, for obtaining and maintaining the respective ANDAs in the Territory and ZYDUS’s responsibility is limited to assist SAGENT for the registration of the Products.

9.	INDEMNIFICATION.

(a)	ZYDUS shall indemnify, defend and hold harmless SAGENT, its Affiliates, officers, directors, employees, agents, and their successors and assigns from and against any and all loss, damage, claim, injury, cost or expenses, including, without limitation reasonable attorney’s fees, incurred in connection with third party claims, including any illness or personal injury, including death, or property damage, that arise out of or are attributable to: (i) any negligent act or willful misconduct of ZYDUS with respect to the manufacture and supply of Products to SAGENT; (ii) Manufacturing defects, whether latent or patent; or (iii) ZYDUS’ breach of any of its warranties, representations, covenants or obligations contained in or under this Agreement; provided, however that ZYDUS shall not be obligated to indemnify SAGENT to the extent such claims, causes of action, losses or liabilities were caused by or arouse out of SAGENT’s negligence, willful misconduct, breach of any of its warranties, representations, covenants or obligations contained in or under this Agreement or breach of any laws or regulations applicable and relating to the holding, marketing and distrigution of the Products unless such breach of law was predicated upon any of the actions set forth in clauses (i), (ii) or (iii) of this Section 7 (a).

(b)	SAGENT shall indemnify, defend and hold harmless ZYDUS, its Affiliates, officers, directors, employees, agents, and their respective successors and assigns from and against any and all loss, damage, claim, injury, cost or expenses, including, without limitation reasonable attorney’s fees, incurred in connection with third party claims, including any illness or personal injury, including death, or property damage, that arise out of or are attributable to: (i) any negligent act or willful misconduct of SAGENT with respect to the manufacture and supply of Products to SAGENT; (ii) Product defects, whether latent or patent; or (iii) SAGENT’s breach of any of its warranties, representations, covenants or obligations contained in or under this Agreement; provided, however that SAGENT shall not be obligated to indemnify ZYDUS to the extent such claims, causes of action, losses or liabilities were caused by or arouse out of ZYDUS’ negligence, willful misconduct, breach or any of it warranties, representations, covenants or obligations contained in or under this Agreement or breach of any laws or regulations applicable and relating to the holding, marketing and distribution of the Products unless such breach of law was predicated upon any of the actions set forth in clauses (i), (ii) or (iii) of this Section 7 (b).

(c)	In the event there is liability of each Party to the other under Sections 7(a) and 7(b), fault and liability shall be apportioned among the Parties in accordance with the relative fault of the Parties

(d)	Each Party shall, in the event of an instance for which indemnification is afforded under this Section 7 by the other Party, provide reasonable assistance and cooperation in the defense of such claim or action.

(e)	This Section 7 and the obligations contained herein shall survive termination of this Agreement for any reason whatsoever.

10.	CONFIDENTIALITY

The Parties shall be bound by the terms of Confidentiality Agreement separately executed along with the execution of this Agreement, a copy of which is annexed herewith as Exhibit F.

11.	INSPECTION ACTIVITY; CUSTOMER COMPLAINTS; RECALL

(a)	ZYDUS shall provide to SAGENT copies of all correspondence from applicable regulatory authorities relating to the Products, and all inspection reports issued by such regulatory authorities during the Term to the extent they relate to the manufacture of the Products, as soon as practicable after such reports and correspondence become available. ZYDUS agrees to notify SAGENT promptly of any governmental inspection activity or actions relating to cGMP compliance related to the Products or in general, or any process, equipment or facilities used to manufacture the Products.

(b)	SAGENT and ZYDUS shall each notify the other promptly of any serious and unexpected adverse reactions reported to SAGENT or ZYDUS resulting from the use of the Products.

(c)

SAGENT and ZYDUS shall each notify the other promptly if any batch of Products is or, in the reasonable judgment of such Party, may or should be the subject of a recall, market withdrawal or correction (collectively a “Recall”), and the Parties shall cooperate in the handling and disposition of such Recall; provided, however, in the event of a disagreement as to any matters related to such Recall, other than the determination of who shall bear the costs as set forth in the immediately preceding sentence, SAGENT shall have final authority. SAGENT shall in all events be responsible for conducting any Recalls with respect to the Products. If the Recall arises from SAGENT’s acts or omissions in the marketing, distribution, storage or handling of such Products, the cost of goods sold, distribution expenses and third-party Recall expenses (collectively, “Recall Costs”) shall be borne by SAGENT. If the Recall arises from the manufacture of the

Products or ZYDUS’ breach of its representations, warranties or obligations hereunder, the Recall Costs shall be borne by ZYDUS. In the event the Recall is not the result of either of the foregoing, the costs of the Recall shall be shared equally by the parties. SAGENT shall maintain records of all sales of the Products and customers sufficient to adequately administer a Recall for the period required by applicable law.

12.	TERM

The term of this Agreement shall commence on the date hereof and shall continue, with respect to each Product (the “Term”), for a period of seven (7) years following the first commercial sale of each Products by SAGENT. The Term (with respect to each Product) shall automatically extend for successive periods of two (2) years each unless (i) SAGENT provides written notice to ZYDUS, at least eighteen (18) months prior to the end of the then existing Term, of its intention not to renew such Term of the Agreement or (ii) ZYDUS provides written notice to SAGENT following a Product becoming non-exclusive, of its intention not to renew the Term of the Agreement with respect solely to such Product at least eighteen (18) months prior to the end of the then existing Term.

13.	TERMINATION

(a)	This Agreement may be terminated itnmediately upon written notice by:

(i)	The non-defaulting Party, in the event that the other Party shall: (A) commit a breach or default under this Agreement, which breach or default shall not be remedied within sixty (60) days after the receipt of written notice thereof by the Party in breach or default; (B) have made a material misrepresentation of any representation or warranty contained herein; or (C) have a permanent or temporary restraining order, preliminary injunction or other order granted against it by a court or authority enjoining or restricting the manufacture and/or distribution of the Products as contemplated herby in any country in the Territory. Provided that either party may terminate the Agreement solely with respect to particular product and I or country; or

(ii)	Either ZYDUS or SAGENT, if the other Party: (A) is or becomes insolvent; (B) files or has filed against it a petition in bankruptcy; (C) makes any assignment for the benefit of creditors; (D) has appointed a receiver of its property or a substantial portion thereof; or, (E) takes advantage of any other law or procedure for the protection of creditors.

(b)	Termination of this Agreement (whether under this Section 11, on expiration of the Term, or otherwise) shall be without prejudice to any rights of either Party against the other that may have accrued to the date of such termination

(c)	Notwithstanding anything herein to the contrary, ZYDUS shall complete the manufacture of all Products then in process or previously ordered by SAGENT, and shall fill all of SAGENT’s orders for Products received during the 180-day period following any notice of termination or any orders SAGENT places with respect to the fulfillment of a customer contract existing at the time of termination, upon the terms of this Agreement (and SAGENT shall purchase and pay for such Products ordered).

(d)	At the effective date of termination of this Agreement, SAGENT and ZYDUS shall return to each other confidential information supplied by one Party to the other, including all copies and originals thereof.

14.	FORCE MAJEURE.

(a)	The obligations of either Party hereunder shall be suspended during the time and to the extent that such Party is prevented from complying therewith due to any event or circumstances beyond the reasonable control and without the fault or negligence of that Party so affected (which circumstance is hereinafter referred to as “Force Majeure”), including but not limited to inevitable accidents, perils of navigation, floods, fire, storms, earthquakes, lockouts, explosion, hostilities, war (whether declared or undeclared), civil disturbances, order or acts any government, whether de jure or de facto or any official purporting to act under the authority of any such government, illegality arising from domestic or foreign laws or regulations, insurrections, quarantine or custom restrictions, damage in factories or warehouses, strikes, lockouts, or other labor difficulties at the Parties or supply of Products, raw materials and/or excipients, lack of conveyance, breakdown of machinery or instruments or other disturbances at the Parties or their suppliers or acts of God or other similar event beyond the reasonable control of SAGENT or ZYDUS which results in hindrance of the performance by either Party of its respective obligations hereunder.

(b)	As soon as possible after being affected by a Force Majeure circumstance, the Party so affected shall furnish to the other Party all particulars of the Force Majeure and the manner in which its performance is thereby prevented or delayed. The Party whose obligations hereunder have been suspended shall promptly and diligently pursue appropriate action to enable it to lift the Force Majeure situation, except that Party shall not be obligated to settle any strike, lockout or other labor difficulty on terms contrary to its wishes.

(c)	In the event that any Force Majeure circumstances cannot be removed or overcome within ninety (90) days (or such other period as the Parties jointly shall determine) from the date the Party affected first became affected, then the non-affected Party may, at the expiration of such period, by notice to the affected Party terminate this Agreement, and neither ZYDUS nor SAGENT shall be liable to the other for damages.

15.	MANUFACTURING AUDITS; INSPECTION; RECORDS.

(a)	SAGENT shall have the right to conduct two (2) Manufacturing Audits (as defined below) annually according to the terms specified in this Section 13 (one such annual Manufacturing Audit to be hereinafter referred to as an “Annual MA”).

(b)	In addition to the Annual MAs referred to in this Section 13, in the event that: (i) ZYDUS shall received a 483 or warning letter from the FDA relating to the manufacture, packaging or labeling of the Products or to compliance with cGMPs which does or could reasonably be expected to affect production of the Products; (ii) SAGENT has rightfully rejected a shipment of Products for failure to meet Specifications; or, (iii) SAGENT or ZYDUS shall have received a series of complaints (i.e., 3 or more complaints relating to manufacturing on at least 2 lots of a Product) from third parties within any twelve (12) month period which reasonably relate to the manufacturing of the Products (individually or collectively, an “Event”), SAGENT shall have the right to conduct additional Manufacturing Audits according to the terms specified in this Section 13 (one such Event Manufacturing Audit to be hereinafter referred to as an “Event MA”).

(c)	For purposes of this Agreement, the term “Manufacturing Audit” shall mean an inspection and audit of ZYDUS’ facility at which a Product is manufactured by no more than three (3) employees and/or two (2) agents of SAGENT for purposes of reviewing the manufacturing of the Products (including without limitation the processes and procedures). Each Manufacturing Audit shall be subject to the confidentiality provisions contained in this Agreement and shall be conducted during ZYDUS’ normal business hours and upon reasonable prior written notice to ZYDUS (taking into account for purposes of determining “reasonable notice”, whether the Manufacturing Audit is an Annual MA or an Event MA, and the circumstances thereof). In all cases SAGENT shall ensure that its employees and/or agents will conduct each Manufacturing Audit so as not to interfere with the normal and ordinary operation of ZYDUS’ manufacturing facility, and will cause reasonably require which have confidentiality provisions substantially similar in scope to the Confidentiality Agreement attached hereto as Exhibit F. During a Manufacturing Audit, ZYDUS shall allow SAGENT to reasonably inspect and review batch records and supporting documentation and materials with respect to the Products, raw materials and packaging components. SAGENT shall have the right at any such Manufacturing Audit to obtain copies of such records; provided, however, SAGENT shall pay ZYDUS reasonable costs in making such copies.

16.	INSURANCE

SAGENT and ZYDUS agree to maintain in force during the Term and continuing for a period of fifty-four (54) months following expiration or termination of this Agreement for any reason, the following product liability insurance coverage for mutual benefit, per occurrence and in the aggregate:

For the period commencing Regulatory Approval of ANY product

SAGENT	$10,000,000
ZYDUS	$10,000,000

Each party shall provide the other party with a copy of the Certificate of Insurance evidencing such coverage upon execution of this Agreement, and shall notify the other promptly upon change in carrier, coverage or other material change affecting or relating to such insurance.

17.	INDEPENDENT CONTRACTORS

ZYDUS and SAGENT are independent parties, and nothing contained herein shall be construed to create a joint venture, partnership or similar relationship. Neither party is authorized to, nor shall it make any statements, claims, representations, warranties or otherwise act in any way so as to incur any liability whatsoever for which the other become directly, indirectly or contingently liable.

18.	DISPUTE RESOLUTION

(a)	The parties hereto agree to attempt to settle any dispute, controversy or difference which may arise between them in connection with this Agreement, or the breach thereof, by friendly discussions for a period of sixty (60) days (or longer period agreed to by the parties) prior to the commencement of arbitration under this Section 16.

(b)	The provisions of this Agreement shall be construed and interpreted in accordance with laws of England. Any dispute, controversy or claim arising out of, in relation to or in connection with this Letter of intent, or the validity, interpretation, performance or breach, as well as any legal effects thereof, shall be finally settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (ICC) by one arbitrator appointed in accordance with the said Rules. The language of arbitration shall be English, and the place of arbitration shall be London, England.

(b)	No provision or the exercise of any rights under this Agreement, shall limit the rights of the Parties to obtain, apply for, or resort to court-ordered injunctive relief to the extent necessary to maintain the status quo.

19.	ASSIGNMENT

This Agreement shall inure to the benefit of, and shall be binding upon each of the Parties hereto and their respective successors and permitted assigns. This Agreement may be assigned by one Party (in whole or in part) only with the prior written consent of the other Party (which shall not be unreasonably withheld); provided, however that SAGENT may, without consent, assign this Agreement upon the sale, merger or any similar transaction affecting substantially all of its assets. Notwithstanding the foregoing, ZYDUS or SAGENT may, without the prior written consent of the other, assign this Agreement, in whole or in part, to an Affiliate, so long as the assigning Party remains fully responsible for performance of the obligations of its assignee under this Agreement.

20.	NOTICES

Any and all notices given pursuant to this Agreement shall be in writing and in English, and shall be deemed to have been properly given when delivered personally or sent by facsimile, with confirmation by air courier or air post, to the respective address shown below or such other address as shall be specified by the Party(ies) pursuant to written notice given in accordance with this Section 18. Any notice shall be effective upon receipt, which shall be deemed to occur three (3) business days after the documented sending of the facsimile.

If to Zydus to:

Zydus Tower

Satelite Cross Roads

Ahmedabad 380 015

India

Attention: Mr. M.K.Patel and Mr. Arun Parikh

Facsimile:

If to Sagent to:

1901 North Roselle Road

Suite 700

Schaumburg, Illinois 60195-3176

USA

Attention: Jeffrey M. Yordon

Facsimile:

21.	AMENDMENT AND WAIVER

This Agreement (including the Exhibits hereto) may be amended, modified, superseded or canceled, and any other of the terms or conditions hereof may be modified, only by a written instrument executed by both Parties or, in the case of a waiver, by the Party waiving compliance. Failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same, and no waiver of any nature, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or considered as a further or continuing waiver or any provision of this Agreement.

22.	SEVERABILITY

In the event that any one or more of the agreements, provisions or terms contained herein shall be declared invalid, illegal or unenforceable in any respect, the validity of the remaining agreements, provisions or terms contained herein shall in no way be affected, prejudiced or invalidated thereby.

23.	ENTIRE AGREEMENT

This Agreement, together with the Exhibits hereto, contains the entire Agreement between the Parties and supersedes any agreements between them with respect to the subject matter hereof.

24.	SECTION HEADINGS

The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

25.	COUNTERPARTS

This Agreement may be executed in two (2) separate counterparts, each of which shall be deemed to be an original, but which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SAGENT PHARMACEUTICALS, INC.

By: Jeffrey Yordon

/s/ Jeffrey Yordon

Chief Executive Officer

CADILA HEALTHCARE LIMITED

By: M.K. Patel

/s/ M.K. Patel
Chief Financial Officer

A.M. Parikh

/s/ A.M. Parikh
Senior Vice President